November 28, 2018

Alexander Salgado
Chief Executive Officer
SanSal Wellness Holdings, Inc.
1512 E. Broward Blvd., Suite 300
Fort Lauderdale, Florida 33301

       Re: SanSal Wellness Holdings, Inc.
           Registration Statement on Form S-1
           Filed November 1, 2018
           File No. 333-228109

Dear Mr. Salgado:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed November 1, 2018

Selling Shareholders, page 17

1. We note that the total number of shares to be registered for each selling shareholder as reflected in the table on page 18 is not consistent with the total number of shares to be registered as reflected on the prospectus cover page. Please revise the table to include all shares being offered by selling shareholders.
Business, page 21

2. Please discuss your dependence on one or a few major customers. See Item 101(h)(4)(vi)
       of Regulation S-K. For example, we note your risk factor on page 10 and the statement in the notes to your financial statements that one customer in 2017 accounted for 72% of total sales. We also note your disclosure on page 31 that the majority of sales come from
 Alexander Salgado
SanSal Wellness Holdings, Inc.
November 28, 2018
Page 2
         two customers.
Certain Relationships and Related Party Transactions, page 43

3. Please revise to identify the shareholders that advanced funds to you and file related agreements as exhibits to the registration statement, or tell us why the information is not required. Refer to Item 404(d) and Item 601(b) of Regulation S-K.
4. Please provide a description of all related party transactions which qualify for disclosure under Item 404(d) of Regulation S-K. For example, we note from your disclosure on page
         F-21 that the company paid a related party $59,260 during the year ended December 31,
         2017 for legal services, and as of such date had related party legal accruals for $92,220.
Consolidated Financial StatementsF-1, page F-1

5. Please consider the age of financial statements in any subsequent amended filing pursuant to Rule 8-08 of Regulation S-X. In addition, provide a currently dated consent from the independent registered public accountant in any amendment of this filing.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Patrick Kuhn at 202-551-3308 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Laura Nicholson at 202-551-3584 with any other questions.



FirstName LastNameAlexander Salgado                            Sincerely,
Comapany NameSanSal Wellness Holdings, Inc.
                                                               Division of
Corporation Finance
November 28, 2018 Page 2                                       Office of
Transportation and Leisure
FirstName LastName